WACHOVIA COMMERCIAL MORTGAGE SECURITIES, INC.
                            301 South College Street
                      Charlotte, North Carolina 28288-0166

                                February 15, 2008

Ms. Amanda McManus
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

      Re:   Wachovia Commercial Mortgage Securities, Inc.
            Registration Statement on Form S-3
            File No. 333-148628
            ---------------------------------------------

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Wachovia Commercial Mortgage Securities, Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 P.M., Washington, D.C. time on February 20, 2008, or as soon thereafter as practicable.

            The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement.

            The undersigned acknowledges and hereby provides the following acknowledgments:

            o The Registrant acknowledges that should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

            o The Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

            o The Registrant also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                WACHOVIA COMMERCIAL MORTGAGE
                                SECURITIES, INC.


                                By:   /s/ Charles Culbreth
                                   ---------------------------------------------
                                   Name:  Charles Culbreth
                                   Title: Managing Director


                                WACHOVIA CAPITAL MARKETS, LLC


                                By:   /s/ Charles Culbreth
                                   ---------------------------------------------
                                   Name:  Charles Culbreth
                                   Title: Managing Director

cc:  Timothy F. Danello, Esq.